MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

June 10, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated June 10, 2009</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-06 **JUNE 10, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Underway on Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that exploration work has commenced on its Meridian gold project, located 45 kilometers south east of Revelstoke, British Columbia. This road accessible property hosts 5 past producing gold mines that are the focus of the current detailed sampling and mapping program.

The systematic mapping and sampling program will examine many of the historical underground workings as well as surface areas of interest. Results of the program will provide further details on the distribution of, and structural controls on, gold mineralization within this laterally extensive gold system.

To date, Manson Creek has outlined a gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold assays, in drill core and surface samples in the 2008 program, ranged from 2 grams/tonne (g/t) to 194 g/t gold. The grades and spatial extent of the system lend support to the presence of an excellent exploration target adjacent to the historic mines.

Corporate Update

The Company has terminated the Molygarchy molybdenum option agreement and returned the property to the vendor. Additionally, Manson Creek has reached an agreement with the CR copper – molybdenum project vendor whereby the vendor will grant the Company a one year extension, to June 30, 2010, to make its final cash payment. Upon regulatory approval, the Company will issue an additional 100,000 of its common shares to the vendor in consideration for the granting of this extension.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-06 **JUNE 10, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Underway on Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that exploration work has commenced on its Meridian gold project, located 45 kilometers south east of Revelstoke, British Columbia. This road accessible property hosts 5 past producing gold mines that are the focus of the current detailed sampling and mapping program.

The systematic mapping and sampling program will examine many of the historical underground workings as well as surface areas of interest. Results of the program will provide further details on the distribution of, and structural controls on, gold mineralization within this laterally extensive gold system.

To date, Manson Creek has outlined a gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold assays, in drill core and surface samples in the 2008 program, ranged from 2 grams/tonne (g/t) to 194 g/t gold. The grades and spatial extent of the system lend support to the presence of an excellent exploration target adjacent to the historic mines.

Corporate Update

The Company has terminated the Molygarchy molybdenum option agreement and returned the property to the vendor. Additionally, Manson Creek has reached an agreement with the CR copper – molybdenum project vendor whereby the vendor will grant the Company a one year extension, to June 30, 2010, to make its final cash payment. Upon regulatory approval, the Company will issue an additional 100,000 of its common shares to the vendor in consideration for the granting of this extension.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-06 **JUNE 10, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Underway on Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that exploration work has commenced on its Meridian gold project, located 45 kilometers south east of Revelstoke, British Columbia. This road accessible property hosts 5 past producing gold mines that are the focus of the current detailed sampling and mapping program.

The systematic mapping and sampling program will examine many of the historical underground workings as well as surface areas of interest. Results of the program will provide further details on the distribution of, and structural controls on, gold mineralization within this laterally extensive gold system.

To date, Manson Creek has outlined a gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold assays, in drill core and surface samples in the 2008 program, ranged from 2 grams/tonne (g/t) to 194 g/t gold. The grades and spatial extent of the system lend support to the presence of an excellent exploration target adjacent to the historic mines.

Corporate Update

The Company has terminated the Molygarchy molybdenum option agreement and returned the property to the vendor. Additionally, Manson Creek has reached an agreement with the CR copper – molybdenum project vendor whereby the vendor will grant the Company a one year extension, to June 30, 2010, to make its final cash payment. Upon regulatory approval, the Company will issue an additional 100,000 of its common shares to the vendor in consideration for the granting of this extension.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director